January 18, 200

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Attention: Tom Jones

Re: Acorn Acquisition Corp.

Registration Statement on Form S-4

Pre-Effective Amendment No. 3

Filed: January 8, 2008

File No. 333-146685

Dear Mr. Jones:

This letter is in response to the limited review comment letter dated January 11, 2008 (the "Comment Letter") that was received by Acorn Acquisition Corp. (the "Company") in connection with the above-captioned filing. For the convenience of the Commission's staff, this letter will repeat each comment made in the Comment Letter in italics followed by the Company's response thereto. Pre-effective Amendment No. 3 to the above-captioned registration statement is being filed on EDGAR today as is a copy of this letter.

Unaudited Pro-Forma Condensed Consolidated Financial Statements, page 36

1.  Please refer to prior comment 1. We see that you have revised the pro forma information to include a December 31, 2005 pro forma income statement as requested. However we see that in numerous instances, the historical financial information for Lumen Medical has been revised, including, but not limited to, the three and nine month periods ended September 30, 2007. Also, the income statement amounts for both 2007 interim periods disclosed herein do not appear to be consistent with those presented on page F-34. Please detail for us, with corresponding explanations and reconciliations to historical financial statements, the changes made to the pro forma financial statements and the reason the amounts are different than those presented in Lumen's historical financial statements. In a related matter, the selected historical consolidated financial data of Lumen on page 18, selected unaudited pro forma condensed consolidated financial information on page 19 and the comparative per share information on page 20 have likewise been revised. Please provide us with a similar discussion and reconciliation for these changes.

Pre-effective Amendment No. 3 addresses the inconsistencies between certain Lumen historical financial information and the pro forma presentation of such information and makes the corrections necessary in the historical financial information for them to be accurate. After preparing and filing pre-effective Amendment No. 1 and Acorn Acquisition's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007 (the "Acorn Third Quarter Form 10-QSB"), Acorn Acquisition's management became aware of certain inaccuracies in the unaudited interim financial statements of PulmoScience that were incorporated into the Lumen Medical historical financial information. Acorn Acquisition now recognizes that such Lumen Medical historical financial information was incorrect as presented in Acorn Third Quarter Form 10-QSB and it is in the process of filing an amended Form 10-QSB for that period to make such historical Lumen financial statements consistent between the Acorn Third Quarter Form 10-QSB and the S-4.

2.   Please again refer to prior comment. 1. The actual Lumen and Acorn Acquisition pro forma weighted average share disclosures for the nine months ended September 30, 2006 and period(s) ended December 31, 2006 are not consistent with the same amounts presented in your response letter. Please revise the filing as necessary based on our comment or tell us why no revisions are necessary.

We have revised the filing as necessary based on your comment.

Exhibit 23. 1

3.   Please include currently dated consents with any amendments to this filing. In this regard, please make sure the Raich Ende Malter & Co. consents at Exhibit 23.1 refer to their audit reports on Acorn Acquisition Corp. dated October 2, 2007. Also, revise the disclosures on page 15 to disclose the correct Acorn Acquisition Corp. audit report date.

Pre-effective Amendment No. 3 includes updated consents.  The Raiche Ende report with respect to Acorn Acquisition Corp. has been corrected to its proper date of March 12, 2007 so that the references on Page 15 and Exhibit 23.1 are now correct.

We believe that we have now addressed all of the concerns of the staff of the Commission expressed in the Comment Letter and the previous comment letters with respect to the original filing and the earlier pre-effective amendments. For this reason, we respectfully request that the effectiveness of the above-captioned registration statement be accelerated to Wednesday, January 23, 2008, at 10:00 AM or as soon thereafter as possible.

We hereby acknowledge on behalf of Acorn Acquisition Corp. that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; (iii) the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; (iv) the Division of Enforcement has access to all information the company provides to the staff of the Division of Corporation Finance in connection with its review of the company's filing or in response to its comments on the company's filing; (v) the company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement; and (vi) the company has reviewed and complied with Rules 460 and 461 to the extent that they are applicable.

Very truly yours,

/s/ Peter B. Hirshfield